EXHIBIT 12

               CATERPILLAR FINANCIAL SERVICES CORPORATION

 Statement Setting Forth Computation of Ratio of Profit to Fixed Charges
                          (Dollars in millions)


                                                 Years ended December 31,

                                                1995        1994        1993

Net income                                    $ 65.2      $ 32.2      $ 37.8
Add:
  Provision for income taxes                    38.5        19.3        21.3

Deduct:
  Equity in profit of partnerships              (1.4)       (1.7)       (1.6)

Profit before taxes                           $102.3      $ 49.8      $ 57.5

Fixed charges:
  Interest on borrowed funds                  $298.4      $212.1      $173.1
  Rentals - at computed interest*                1.8         1.3         1.2

Total fixed charges                           $300.2      $213.4      $174.3

Profit before taxes plus fixed charges        $402.5      $263.2      $231.8

Ratio of profit before taxes plus fixed
  charges to fixed charges                       1.34        1.23        1.33



*Those portions of rent expense that are representative of interest cost.